UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                          CREDIT ACCEPTANCE CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   225310 10 1
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  225310 10 1

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Thomas W. Smith
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZEN OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

     NUMBER OF              727,000
      SHARES          ----------------------------------------------------------
   BENEFICIALLY       6     SHARED VOTING POWER
   OWNED BY EACH
     REPORTING              4,076,500
      PERSON          ----------------------------------------------------------
       WITH           7     SOLE DISPOSITIVE POWER

                            727,000
                      ----------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            4,076,500
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,803,500
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      Not Applicable
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


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

CUSIP No.  225310 10 1

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Thomas N. Tryforos
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZEN OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

     NUMBER OF              318,182
      SHARES          ----------------------------------------------------------
   BENEFICIALLY       6     SHARED VOTING POWER
   OWNED BY EACH
     REPORTING              4,076,500
      PERSON          ----------------------------------------------------------
       WITH           7     SOLE DISPOSITIVE POWER

                            318,182
                      ----------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            4,076,500
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,394,682
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      Not Applicable
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

CUSIP No.  225310 10 1

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Scott J. Vassalluzo
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZEN OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

     NUMBER OF              63,850
      SHARES          ----------------------------------------------------------
   BENEFICIALLY       6     SHARED VOTING POWER
   OWNED BY EACH
     REPORTING              4,076,500
      PERSON          ----------------------------------------------------------
       WITH           7     SOLE DISPOSITIVE POWER

                            63,850
                      ----------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            4,076,500
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,140,350
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      Not Applicable
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.9%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

ITEM 1.     (a)   Name of Issuer:

                  Credit Acceptance Corporation

            (b)   Address of Issuer's Principal Executive Offices:

                  25505 West Twelve Mile Road,
                  Suite 3000,
                  Southfield, MI  48034-8334

ITEM 2.     (a)   Name of Person Filing:

                  (i)   Thomas W. Smith

                  (ii)  Thomas N. Tryforos

                  (iii) Scott J. Vassalluzo

                  The filing of this Statement shall not be deemed to be an admission that the filing persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

            (b)   Address of Principal Business Office:

                  The following is the address of the principal business office of each of the filing persons:

                  323 Railroad Avenue
                  Greenwich, CT 06830

            (c)   Citizenship:

                  Each of Messrs. Thomas W. Smith, Thomas N. Tryforos and Scott
                  J. Vassalluzo is a United States citizen.

            (d)   Title of Class of Securities:

                  Common Stock, par value $.01 per share

            (e)   CUSIP Number:

                  225310 10 1

ITEM 3.     If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

            Not applicable.

            If this Statement is filed pursuant to Rule 13d-1(c), check this box |X|

ITEM 4.     Ownership

            (a) Thomas W. Smith - 4,803,500 shares; Thomas N. Tryforos - 4,394,682 shares; Scott J. Vassalluzo - 4,140,350 shares;

            (b) Thomas W. Smith - 11.4%; Thomas N. Tryforos - 10.5%; Scott J. Vassalluzo - 9.9%

            (c) Each of Thomas W. Smith, Thomas N. Tryforos and Scott J. Vassalluzo has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 4,076,500 shares. Thomas W. Smith has sole power to vote and dispose of 727,000 shares, Thomas N. Tryforos has sole power to vote and dispose of 318,182 shares, and Scott J. Vassalluzo has sole power to vote and dispose of 63,850 shares.

ITEM 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person

            Messrs. Smith, Tryforos and Vassalluzo in the aggregate beneficially own 4,468,182 shares in their capacities as investment managers for certain managed accounts. The managed accounts have the right to receive dividends from, and the proceeds from the sale of, the managed accounts' shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

ITEM 8.     Identification and Classification of Members of the Group

            Not applicable.

ITEM 9.     Notice of Dissolution of Group

            Not applicable.

ITEM 10.    Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

                                                  /s/ Thomas W. Smith
                                           -------------------------------------
                                                    Thomas W. Smith


                                                  /s/ Thomas N. Tryforos
                                           -------------------------------------
                                                    Thomas N. Tryforos


                                                  /s/ Scott J. Vassalluzo
                                           -------------------------------------
                                                    Scott J. Vassalluzo

                             JOINT FILING AGREEMENT

      The undersigned agree that the foregoing Statement on Schedule 13G, dated February 17, 2004, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) Dated:

February 17, 2004

                                                  /s/ Thomas W. Smith
                                           -------------------------------------
                                                    Thomas W. Smith


                                                  /s/ Thomas N. Tryforos
                                           -------------------------------------
                                                    Thomas N. Tryforos


                                                  /s/ Scott J. Vassalluzo
                                           -------------------------------------
                                                    Scott J. Vassalluzo


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